TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing
shares to which voting rights are attachedii:	Imperial Chemicals Industries PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Legal & General Group Plc (Group)

3. Full name of person(s) subject to the notification	Legal & General Investment Management (LGIM)

obligationiii:	Legal & General Assurance (Pensions Management) Limited (PMC)

4. Full name of shareholder(s) (if different from 3.)iv:	Legal & General Group Plc (L&G)

5. Date of the transaction and date on which the threshold is crossed or reached[v]:	24 January 2007

6. Date on which issuer notified:	26 January 2007

7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM) Above 3% (PMC)

1. Identity of the issuer or the underlying issuer of existing

8. Notified details:

A: Voting rights attached to shares
Class/type of
shares
if possible	Situation previous to the Triggering
using the ISIN CODE	transaction vi		Resulting situation after the triggering transaction
		Number of Voting
		Rights	Number of
1.	Number of Shares	viii	shares	Number of voting rights ix		% of voting rights
1.	1.	1.	Direct	Direct [x]	Indirect xi	Direct	Indirect

Ord GBP 1 Shares	Below 5% Below 3%		63,847,826	63,847,826	8,259,646	5.35	0.69

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
72,107,472	6.04

9. Chain of controlled undertakings	through which the voting rights and/or the financial

instruments are effectively held, if app	licable xv:

Legal & General Group Plc (Direct a Legal & General Investment Management (H (72,107,472 = 6.04%) Legal & General Investment Management Li Legal & General Group Plc (Direc	nd Indirect) (Group) (72,107,472 = 6.04%) oldings) Limited (Direct and Indirect) (LGIMH) mited (Indirect) (LGIM) (72,107,472 = 6.04%) t) (L&G) (63,847,826– 5.32% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (36,003,579 – 3.01%)

Legal & General Insurance Holdings Limit Legal & General Assurance (Pensions Mana Legal & General Assurance Society Limite Legal & General Pensions Limited (Direct	ed (LGIH) (Direct) gement) Limited (PMC) (36,003,579 – 3.01%) d (LGAS & LGPL) ) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using shares in issue figure of 1,192,802,514

14. Contact name:	Helen Lewis

15. Contact telephone number:	020 7528 6742

Annex to Notification Of Major Interests In Shares XVI

A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)	Legal & General Group Plc Legal & General Investment Management Legal & General Assurance (Pensions Management) Limited

Contact address (registered office for legal entities)	Temple Court, 11 Queen Victoria Street, London, EC4N 4TP

Phone number	020 7528 6742

Other useful information (at least legal representative for legal persons)	Gayle Little

B: Identity of the notifier, if applicable xvii

Full name	Helen Lewis

Contact address	Bucklersbury House, 3 Queen Victoria Street, London, EC4N 8NH

Phone number	020 7528 6742

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Investment Advisor

C: Additional information

Notes to the Forms

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority. ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate. iii This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate. In relation to the transactions referred to in points DTR5.2.1 (b) to (h)         , the following list is provided as indication of the persons who should be mentioned: -in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights; -in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions; -in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created; -in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking; -in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion; -in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights; -in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion. iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights. v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect. vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state ‘below 5%’. vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%. For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement. viii Direct and indirect ix In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank. X Voting rights to shares held by notifying party (DTR 5.1) xi Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1) xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%. xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends. xiv If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date] xvThe notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking. xviThis annex is only to be filed with the competent authority. xviiWhenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.